FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

Sadia S.A.

CNPJ/MF 20.730.099/0001-94

Sadia S.A. (“Sadia”), in consideration to the official letter CVM/SEP/GEA-2/n. 041/09, dated February 4, 2009, requesting Sadia to make a statement on the news published by the newspaper “Valor Econômico” on 01/28/09 and 02/03/09, makes the following market announcement: on February 2, 2009, Sadia met with market analysts, who habitually follow up Sadia, to reaffirm that (as already stated in the prior Market Announcement forwarded through the IPE system) it has been studying various opportunities and possibilities offered by the market, among other, a possible capitalization or sale of “noncore” assets. More specifically, Sadia informs that it has retained the services of a consulting firm to prospect the market for possible associations for the financial arm controlled by Sadia.

Sadia further informs that it has no agreement or preagreement relating to the prospecting outcomes that might constitute a material fact.

If and when any agreement or pre-agreement is executed, even under a staying or resolutive condition which might, in theory, be characterized as a material fact, Sadia shall inform the market promptly.

São Paulo, February 5, 2009.

Sadia S.A.

Welson Teixeira Junior

Investor Relations Director